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                              June 27, 2022

       Eiji Nagahara
       President and Chief Executive Officer
       LEAD REAL ESTATE CO., LTD.
       6F, MFPR Shibuya Nanpeidai Building 16-11
       Nampeidai-cho, Shibuya-ku
       Tokyo, 150-0036, Japan

                                                        Re: LEAD REAL ESTATE
CO., LTD.
                                                            Amended Draft
Registration Statement on Form F-1
                                                            Submitted June 16,
2022
                                                            CIK No. 0001888980

       Dear Mr. Nagahara:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 4, 2022 letter.

       DRS/A filed on June 16, 2022

       Enforceability of Civil Liabilities, page 33

   1. We note your reply to comment 1 and your revised disclosure. As per your first and fourth bullets under
this heading, please make clear whether any treaties or reciprocity exists with the United
States and Japan.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 49

   2. We note your response and expanded disclosures related to our comment 3. Please further
 Eiji Nagahara
FirstName   LastNameEiji Nagahara
LEAD REAL      ESTATE CO.,  LTD.
Comapany
June        NameLEAD REAL ESTATE CO., LTD.
      27, 2022
June 27,
Page  2 2022 Page 2
FirstName LastName
         describe the reasons for the increase in the accounts receivable for the fiscal year end June
         30, 2021 compared to June 30, 2020 associated with the implementation of ASC 606. In that regard, we note your disclosures on page 54 that the adoption of ASC 606 did not have a material effect on your consolidated financial statements and that the adoption of
         ASC 606 occurred on July 1, 2019 during the fiscal year ended June 30, 2020.
1. Nature of Operations and Significant Accounting Policies
Revenue Recognition, page F-8

3. We note your response to our comment 13. Please further expand your disclosures to provide a description of the type of input method used and how the method is applied. See the guidance in ASC 606-10-50-18a.
4. Please expand your disclosures to disclose the typical billing and payment terms under your contracts and how any differences in timing of revenue recognition and invoicing your customers impacts any contract assets or contract liabilities recorded. See ASC 606-
         10-50-9. Furthermore, please tell us your consideration of the disclosure requirements related to contract assets and contract liabilities in ASC
606-10-50-8.
5. Commitments and Contingencies, page F-17

5. We note your response to our comment 14. Please further expand your disclosures to include the weighted average remaining lease term and weighted average discount rate for your leases. See ASC 842-20-50-4(g)(3) and ASC 842-20-50-40(g)(4).
7. Debt, page F-42

6. We note your response to our comment 15. It is still not clear to us how the short-term land loan borrowings reconcile to the current portion line item included in your
         Contractual Obligations table on page 53. Specifically, it is noted that the total short term borrowings related to land loans were 4,286,333 JPY as of December 31, 2021.
         Additionally, it is noted that the current portion and short term land borrowings disclosed in the table on page F-43 were 4,373,156 JPY as of December 31, 2021. As such, it would appear that the difference between such amounts would be the current portion of the long term debt not associated with the short term land borrowings and would be
         86,823 JPY as of December 31, 2021. Given that your Contractual obligations table as of
         December 31, 2021 reflects 430,730 JPY excluding short term land borrowings that is due in 2022, please reconcile the differences between both disclosures.
7. We note your disclosure on page F-42 that your short term borrowings have a maturity of
         3 to 6 months and that 4,286,333 JPY was outstanding as of December 31, 2021. We further note that in your annual maturities table on page 43, only 2,901,390 JPY was due in 2022. Given your response that your short term land borrowings are included in your disclosures on page F-43 please reconcile the differences between both disclosures.
8. It appears that the total aggregate outstanding principal balances as 6,937,872 JPY
 Eiji Nagahara
LEAD REAL ESTATE CO., LTD.
June 27, 2022
Page 3
      disclosed in your table on page F-43 does not match the 7,014,666 total annual principal payment on such loans disclosed in the annual maturities table. Please revise or advise.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameEiji Nagahara
                                                           Division of
Corporation Finance
Comapany NameLEAD REAL ESTATE CO., LTD.
                                                           Office of Real
Estate & Construction
June 27, 2022 Page 3
cc:       Ying Li, Esq.
FirstName LastName